Exhibit 3.97

CERTIFICATE OF FORMATION

OF

MIDWEST COAL RESERVES OF ILLINOIS, LLC

1.	The name of the limited liability company is Midwest Coal Reserves of Illinois, LLC

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Midwest Coal Reserves of Illinois, LLC this 22nd day of August 2005.

By:	/s/ Joseph W. Bean
Joseph W. Bean, Authorized Person